Exhibit 99.5

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

SPI Energy Co., Ltd. (ROC # 299333) (the “Company”)

TAKE NOTICE that at an extraordinary general meeting of the Company held on 6 November 2017, the following resolution was passed:

THAT each ten shares of par value US$0.000001 in the authorised share capital of the Company, both issued and unissued, be consolidated immediately on the passing of this resolution into one share of US$0.00001 par value, such that the authorised share capital of the Company shall be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each.

/s/ Dori King
Dori King
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited
Dated this 6th day of November 2017

/s/ stamp of GENERAL REGISTRY CAYMAN ISLANDS
Filed: 06-Nov-2017 16:08 EST
Auth Code: G20894170559